UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  63935 Q 10 0
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2000
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.         63935 Q 10 0                                Page 2 of 7 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dorothy A. English ("English")
         Navtech Applied Research Inc. ("NARI")

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[  ] (b)[     ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         English - Canada
         NARI - Ontario, Canada

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            English - 455,000
                                            NARI - 0

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            English - 0
                                            NARI - 0

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            English - 455,000
                                            NARI - 0

 PERSON  WITH                        10    SHARED DISPOSITIVE POWER
                                            English - 0
                                            NARI - 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         English - 455,000
         NARI - 0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [    ]



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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         English - 12.4%
         NARI - 0

14       TYPE OF REPORTING PERSON*

         English - IN

         NARI - CO


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Item 1.           Security and Issuer.

         The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). This statement amends and supplements the Schedule 13D, dated December 1, 1993, as amended on January 10, 1994, February 25, 1994 and May 10, 2000, filed by the Reporting Persons (except that NARI is the successor to Navtech Systems Consulting Inc., a Reporting Person therein) and Raymond English. This statement is not being made by Mr. English. The address of the Issuer's principal executive offices is 2340 Garden Road, Suite 102, Monterey, California 93940.

Item 2.           Identity and Background.

         The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

         (a)      Names:

                  Dorothy A. English
                  Navtech Applied Research Inc. ("NARI")

         (b)      Residence or business address:

                  Dorothy A. English

                  175 Columbia Street West
                  Waterloo, Ontario Canada  N2L-5Z5

                  NARI

                  175 Columbia Street West
                  Waterloo, Ontario Canada  N2L-5Z5

         (c) Ms. English is a senior software developer of the Issuer. Ms. English is also the sole officer, director and shareholder of NARI.

         (d) Neither of the Reporting Persons has been convicted in a criminal proceeding in the last five years.

         (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Ms. English is a citizen of Canada. NARI was incorporated in Ontario, Canada.






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Item 3.           Source and Amount of Funds or Other Consideration.

         See Item 4 hereof.

Item 4.           Purpose of Transaction.

         On August 31, 2000, pursuant to a Full and Final Release between Dorothy English, NARI and Ray English and Associates, Inc. (the "Release"), NARI transferred 150,000 shares of Common Stock of the Issuer and paid $50,000 Canadian to Raymond English ("Raymond"), the former Chairman of the Issuer and former spouse of Dorothy English, in full satisfaction of the outstanding amounts of the NARI Note described in Item 4 of Amendment No. 3 of the Reporting Person's Schedule 13D, filed with the Securities and Exchange Commission on May 12, 2000 ("Amendment No. 3"). On August 31, 2000, the total outstanding amount of the NARI Note was $369,887.49 Canadian. Also pursuant to the Release, Raymond agreed to release the balance of the shares of Common Stock of the Issuer owned by NARI and held in escrow as security for the amounts due under the NARI Note as described in Item 4 of Amendment No. 3.

         On October 23, 2000, pursuant to the terms of that certain Share Transfer Agreement of the same date, by and between NARI and the Issuer, the Issuer repurchased 502,766 shares of Common Stock of the Issuer from NARI at a purchase price of $1.875 USD per share.

         On November 10, 2000, pursuant to the terms of that certain Stock Purchase Agreement of the same date, by and between NARI and Robert Snyder ("Snyder"), NARI agreed to sell 150,000 shares of Common Stock of the Issuer to Snyder at a purchase price of $1.00 USD per share. The closing of the sale is scheduled to occur on January 12, 2001.

         Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Persons may determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

Item 5.           Interest in Securities of the Issuer.

         (a) Dorothy English holds 455,000 shares of Common Stock of the Issuer, which represent 12.4% of the total shares of Common Stock outstanding as of November 10, 2000. NARI does not hold any securities of the Issuer as of November 10, 2000. The percentage for Ms. English was calculated using as the denominator the sum of (i) 250,000 shares of Common Stock issuable upon the exercise of the Option described in Item 4 of Amendment No. 3, (ii) the 2,886,980 outstanding shares of Common Stock as of August 31, 2000, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended July 31, 2000 and (iii) 1,050,543 shares of Common Stock known to the Reporting Persons to have been issued by the Issuer subsequent to August 31, 2000, less the 502,766 shares of Common Stock repurchased by the Issuer as described in
Item 4 hereof.

         (b) Ms. English has sole voting and dispositive power with respect to all such shares of


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Common Stock.  NARI does not have voting and  dispositive  power with respect to any shares of Common Stock of the Issuer.

         (c)      See Item 4 hereof.

         (d)      Not applicable.

         (e) NARI ceased to be the beneficial owner of more than five percent of a class of securities of the Issuer on November 10, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 hereof.

Item 7.           Material to be Filed as Exhibits.

         (1)      Agreement among the Reporting Persons.

         (2) Full and Final Release, dated August 31, 2000, between Dorothy English, NARI and Ray English and Associates, Inc.

         (3) Share Transfer Agreement, dated October 23, 2000, between NARI and the Issuer.

         (4) Stock Purchase Agreement, dated November 10, 2000, between Snyder and NARI.





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November  21, 2000


                                              /s/ Dorothy A. English
                                              ---------------------------------
                                              Dorothy A. English



                                              NAVTECH APPLIED RESEARCH INC.


                                              By:/s/ Dorothy A. English
                                                 ------------------------------
                                                 Dorothy A. English, President





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                                    EXHIBIT 1


                 The undersigned agree that the Amendment to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Date: November 21, 2000

                                             /s/ Dorothy A. English
                                             ---------------------------------
                                             Dorothy A. English



                                              NAVTECH APPLIED RESEARCH INC.


                                              By:/s/ Dorothy A. English
                                                 ------------------------------
                                                 Dorothy A. English, President

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